Exhibit 4

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.
9130 W. Sunset Boulevard
Los Angeles, California 90069

July 1, 2013

VIA HAND DELIVERY

Morgans Hotel Group Co. 475 10th Avenue, 11th Floor New York, NY 10018 Attn: David W. Smail E-mail: david.smail@morganshotelgroup.com

Re:                             Observation Rights and Rights To Director Materials

Ladies and Gentlemen:

Reference is made to that certain Securities Purchase Agreement, dated as of October 15, 2009 (the “SPA”), by and between Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P. (together, the “Investors”), and Morgans Hotel Group Co. (the “Company”). Capitalized terms used, but not otherwise defined herein shall have the meanings set forth in the SPA.

The Investors wish to remind the Company that, pursuant to Section 5.7(b)(ii)(4) of the SPA, “[u]nless and until the Investor Nominee [Ronald W. Burkle or a designee] is elected to the Board of Directors (and during any period of time that the Investor Nominee is not serving as a director of the Board of Directors),” the Company is obligated, subject to certain specified exceptions, to (1) invite the Investor Nominee to attend all meetings of the Company’s Board of Directors in a nonvoting observer capacity; and (2) provide the Investor Nominee “copies of all notices, minutes, consents and other material that [the Company] provides to its directors.”  SPA § 5.7(b)(ii)(4).

The Investor Nominee has not received any invitation to attend any meeting of the Board of Directors since the Board Meeting that occurred on June 19, 2013.  Please confirm that (1) no meeting of the Board of Directors has occurred or has been scheduled since June 19, 2013; and (2) that you have provided to the Investor Nominee “copies of all notices, minutes, consents and other material” that the Company has provided to its directors since the 2013 Annual Meeting on June 14, 2013.  Please further confirm that you will comply with your obligations under Section 5.7(b)(ii)(4) on an ongoing basis “[u]nless and until the Investor Nominee is elected to the Board of Directors (and during any period of time that the Investor Nominee is not serving as a director of the Board of Directors).”  SPA § 5.7(b)(ii)(4).

This letter shall not constitute a waiver of any rights that the Investors may have against the Company or any other person or entity and shall not in any way limit the rights to pursue any remedies available to them under the SPA or at law or in equity.

Very truly yours,

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.
YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By:	/s/ Robert P. Bermingham
Name:	Robert P. Bermingham
Title:	Vice President